EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31
Dollars in millions	2005		2004		2003		2002		2001
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$1,942		$1,735		$1,568		$1,821		$564
Fixed charges and preferred stock dividends excluding interest on deposits	663		358		347		433		782

Subtotal	2,605		2,093		1,915		2,254		1,346
Interest on deposits	981		484		457		659		1,229

Total	$3,586		$2,577		$2,372		$2,913		$2,575

Fixed charges
Interest on borrowed funds	$599		$298		$258		$315		$645
Interest component of rentals	63		58		59		58		53
Amortization of notes and debentures			1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts					28		58		63
Preferred stock dividend requirements	1		1		1		1		20

Subtotal	663		358		347		433		782
Interest on deposits	981		484		457		659		1,229

Total	$1,644		$842		$804		$1,092		$2,011

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.93	x	5.85	x	5.52	x	5.21	x	1.72	x
Including interest on deposits	2.18		3.06		2.95		2.67		1.28

(1)	As defined in Item 503(d) of Regulation S-K.